
03053624



SEC MAIL
MAY 23 2003
SECTION
155
WASH., D.C.

AB 5/27/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMEND

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Select Investments of Louisiana, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Airline Drive, Suite 600
(No. and Street)

Metairie, LA 70001-7220
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George J. Schaefer, Jr. (504) 833-0044, Ext. 206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pailet, Meunier & LeBlanc, L.L.P. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

3421 N. Causeway Blvd., Suite 700, Metairie, LA 70002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon L. Giorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Select Investments, Ltd., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELECT INVESTMENTS OF LOUISIANA, LTD.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

SEPTEMBER 30, 2002 AND 2001

SELECT INVESTMENT OF LOUISIANA, LTD.

TABLE OF CONTENTS

PAILET, MEUNIER and LeBLANC, L.L.P.
Certified Public Accountants
Management Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
SELECT INVESTMENTS OF LOUISIANA, LTD.

We have audited the accompanying balance sheet of SELECT INVESTMENTS OF LOUISIANA, LTD., as of September 30, 2002 and 2001 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SELECT INVESTMENTS OF LOUISIANA, LTD. as of September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information on page 12 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rules 17a-5 and 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pailet, Meunier and Le Blanc, L.L.P.

Metairie, Louisiana
November 15, 2002

3421 N. Causeway Blvd., Suite 701 • Metairie, LA 70002
Telephone (504) 837-0770 • Fax (504) 837-7102



201 St. Charles Ave., Suite 2559 • New Orleans, LA 70170
Telephone (504) 522-0504 • Fax (504) 837-7102

SELECT INVESTMENTS OF LOUISIANA, LTD.
BALANCE SHEET
September 30,

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	$ 14,492	$ 12,750
TOTAL ASSETS	$ 14,492	$ 12,750
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Income Tax Payable	$ 371	$ 332
TOTAL CURRENT LIABILITIES	371	332
STOCKHOLDER'S EQUITY		
Common Stock	1,000	1,000
Additional Paid-In-Capital	6,000	6,000
Retained Earning	7,121	5,418
TOTAL STOCKHOLDER'S EQUITY	14,121	12,418
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 14,492	$ 12,750

See accountant's report and notes to financial statements

SELECT INVESTMENTS OF LOUISIANA, LTD.
INCOME STATEMENT
For the Years Ended September 30,

	2002	2001
REVENUE		
Consulting Fees	$ 6,000	$ 6,000
NASD Reimbursement	239	61
Interest Income	139	281
TOTAL REVENUE	6,378	6,342
EXPENSE		
Registration Fees	1,480	1,480
Professional Services	2,500	2,500
Office Expenses	300	461
Taxes - Franchise	0	18
Taxes - State Income	71	64
Miscellaneous	24	37
TOTAL EXPENSE	4,375	4,560
INCOME BEFORE INCOME TAXES	$ 2,003	$ 1,782
INCOME TAX EXPENSE	300	250
NET INCOME (LOSS)	$ 1,703	$ 1,532

SELECT INVESTMENTS OF LOUISIANA, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended September 30,

	2002	2001
COMMON STOCK		
Beginning of Year	$ 1,000	$ 1,000
ADDITIONAL PAID-IN-CAPITAL		
Balance at Beginning of Year	6,000	6,000
CONTRIBUTION		
Made during Year	0	0
DISTRIBUTION		
Made during the Year	0	0
ENDING CAPITAL STOCK	7,000	7,000
RETAINED EARNING		
Balance at Beginning of Year	$ 5,418	$ 3,886
Net Income (Loss) for the Year	1,703	1,532
Dividends	0	0
ENDING RETAINED EARNING	7,121	5,418
TOTAL STOCKHOLDERS' EQUITY	$ 14,121	$ 12,418

See accountant's report and notes to financial statements

SELECT INVESTMENTS OF LOUISIANA, LTD.
STATEMENT OF CASH FLOWS
For the Years Ended September 30,

	2002	2001
Cash flows from operating activities		
Net Income	$ 1,703	$ (113)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in income taxes payable	39	332
Increase (decrease) in deferred taxes payable	0	0
Total adjustments	39	332
Net cash provided (used) by operating activities	1,742	219
Net increase (decrease) in cash and equivalents	1,742	219
Cash and equivalents, begining of year	12,750	10,904
Cash and equivalents, end of year	$ 14,492	$ 11,123

See accountant's report and notes to financial statements

SELECT INVESTMENTS OF LOUISIANA, LTD.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002 & 2001

NOTE A - ORGANIZATION

SELECT INVESTMENTS OF LOUISIANA, LTD. (the Company) is a broker-dealer in securities and real estate syndication sales. As a registered broker-dealer, the Company is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and various state regulatory agencies.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of statements of cash flows, cash and cash equivalents represent unrestricted cash and certificates of deposit with original maturities of 90 days or less. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Cash and Other Deposits

All bank balances of deposits, up to $100,000 in amount, as of September 30, 2002, are deposited in institutions insured by the FDIC. Account balances over $100,000 have been collateralized with the Federal Reserve.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all unrestricted deposits to be cash equivalents.

SELECT INVESTMENTS OF LOUISIANA, LTD.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002 & 2001

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes if applicable. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The components of income taxes are detailed in Note F. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE C - ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE D - TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

During the years ended September 30, 2002 and 2001, the Company earned $6,000 and $6,000, respectively, in consulting fees in connection with services performed for an affiliated entity. These fees are subjectively determined on an annual basis by the Board of Directors of the Company and the affiliate.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The uniform Net Capital Rule precludes the withdrawal of equity capital if the resulting net capital ratio exceeds 10 to 1. The Company's net capital requirement was $5,000 at September 30, 2002 and 2001; as of those dates, the Company had net capital of $14,121 and $12,418, respectively, which is in excess of the requirements. There was no aggregate indebtedness at September 30, 2002 and 2001.

SELECT INVESTMENTS OF LOUISIANA, LTD.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002 & 2001

NOTE F - COMPONENTS OF INCOME TAXES

The components of income taxes are as follows:

		2002	2001
Federal		$ 300	$ 250
State		71	64
	Total	$ 371	$314

Income tax expense may differ from the "expected" amount, due to the offset of net operating loss carryforwards and because of the effect of graduated income tax rates. The Company had a federal net operating loss carryforward of $0 for the fiscal year ended September 30, 2002 and had a $113 net operating loss carryforward for the fiscal year ended September 30, 2001.

NOTE G - SUBORDINATED INDEBTEDNESS

The Company had no subordinated indebtedness at September 30, 2002 and 2001, or at any other time during the years then ended.

NOTE H - EXEMPTION FROM RESERVE COMPUTATION AND CUSTODIAL REGULATIONS

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry margin accounts or perform custodial functions relating to customer funds or securities. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

NOTE I - ADVERTISING

The Company incurred no advertising costs in 2002 and 2001. Advertising costs will be expensed in the financial statements as incurred.

SUPPLEMENTAL INFORMATION

SELECT INVESTMENTS OF LOUISIANA, LTD.

Computation of Net Capital under Rule 15c-1
of the Security and Exchange Commision

For the Years Ended September 30,

	2002	2001
Net Capital - Stockholder's Equity	$ 14,121	$ 12,418
Less: Unallowable Assets	0	0
Net Capital before Minimum Net Capital Requirement	14,121	12,418
Less: Minimum Net Capital Requirement	5,000	5,000
Net Capital in Excess of Requirement	$ 9,121	$ 7,418
Aggregate Indebtness	$ 0	$ 0
Ratio of Aggregrate Indebtness to Net Capital	$ 0	$ 0

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1(f) as of September 30, 2002, filed by the company with the National Association of Securities Dealers, Inc. on October 22, 2002

Our consideration of the internal control structure would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

Pailet, Meunier and LeBlanc, L.L.P.

Metairie, Louisiana
November 12, 2002